Exhibit 99.2

4Q2007 Financial Data Supplement

Deutsche Bank’s financial data in this document have been prepared under IFRS.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
All segment figures reflect segment composition as of 31 December 2007.

As of 7 February 2008

Financial summary

	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	4Q2007 vs.	4Q2007 vs.	FY2007 vs.
	2006	2006	2006	2006	2006	2007	2007	2007	2007	2007	4Q2006	3Q2007	FY2006

Share price at period end	€ 94.25	€ 88.00	€ 95.16	€ 101.34	€ 101.34	€ 100.84	€ 107.81	€ 90.38	€ 89.40	€ 89.40	(12)%	(1)%	(12)%
Share price high	€ 96.19	€ 100.20	€ 95.81	€ 103.29	€ 103.29	€ 110.00	€ 118.51	€ 109.80	€ 96.72	€ 118.51	(6)%	(12)%	15%
Share price low	€ 81.17	€ 80.74	€ 82.39	€ 94.00	€ 80.74	€ 90.60	€ 99.55	€ 87.16	€ 81.33	€ 81.33	(13)%	(7)%	1%

Basic earnings per share	€ 3.46	€ 2.91	€ 2.67	€ 3.91	€ 12.96	€ 4.47	€ 3.76	€ 3.43	€ 2.00	€ 13.65	(49)%	(42)%	5%
Diluted earnings per share[1]	€ 3.11	€ 2.44	€ 2.43	€ 3.56	€ 11.48	€ 4.28	€ 3.60	€ 3.31	€ 1.93	€ 13.05	(46)%	(42)%	14%
Basic shares outstanding (average), in m.	473	465	465	471	468	475	473	473	477	474	1%	1%	1%
Diluted shares outstanding (average), in m.	526	519	510	517	521	496	494	489	494	496	(4)%	1%	(5)%

Return on average shareholders’ equity (post-tax)	22.5%	18.8%	17.1%	23.6%	20.4%	24.7%	19.7%	17.8%	10.2%	18.0%	(13.4)ppt	(7.6)ppt	(2.4)ppt
Pre-tax return on average shareholders’ equity[2]	35.6%	28.3%	24.5%	24.7%	28.0%	36.8%	29.9%	15.8%	15.3%	24.3%	(9.4)ppt	(0.5)ppt	(3.7)ppt
Pre-tax return on average active equity[2,3]	42.0%	33.3%	27.9%	28.9%	32.7%	44.5%	36.2%	18.9%	18.3%	29.2%	(10.6)ppt	(0.6)ppt	(3.5)ppt

Book value per shares issued[2]	€ 56.93	€ 54.06	€ 57.10	€ 62.42	€ 62.42	€ 69.15	€ 68.94	€ 69.82	€ 69.84	€ 69.84	12%	0%	12%
Book value per basic shares outstanding[2]	€ 62.68	€ 61.02	€ 63.42	€ 69.48	€ 69.48	€ 76.16	€ 77.04	€ 77.59	€ 77.54	€ 77.54	12%	(0)%	12%

Cost/income ratio[2]	67.4%	69.4%	70.8%	71.5%	69.7%	65.9%	68.3%	69.5%	75.8%	69.6%	4.3 ppt	6.3 ppt	(0.1)ppt
Compensation ratio[2]	45.2%	43.9%	43.2%	43.0%	43.9%	45.2%	44.1%	33.3%	44.2%	42.7%	1.2 ppt	10.9 ppt	(1.2)ppt
Non-compensation ratio[2]	22.2%	25.5%	27.7%	28.5%	25.8%	20.7%	24.2%	36.2%	31.6%	26.9%	3.1 ppt	(4.6)ppt	1.1 ppt

Total net revenues, in EUR m.	8,013	6,936	6,369	7,176	28,494	9,576	8,782	5,095	7,291	30,745	2%	43%	8%
Provision for credit losses, in EUR m.	9	82	76	131	298	98	81	105	329	612	151%	N/M	105%
Total noninterest expenses, in EUR m.	5,403	4,812	4,511	5,130	19,857	6,315	6,002	3,541	5,525	21,384	8%	56%	8%
Income before income tax expense, in EUR m.	2,601	2,042	1,782	1,915	8,339	3,163	2,699	1,449	1,437	8,749	(25)%	(1)%	5%
Net income, in EUR m.	1,649	1,356	1,246	1,828	6,079	2,132	1,777	1,631	969	6,510	(47)%	(41)%	7%

Total assets[4], in EUR bn.	1,553	1,583	1,618	1,584	1,584	1,760	1,953	1,893	2,027	2,027	28%	7%	28%
Shareholders’ equity[4], in EUR bn.	29.5	28.1	29.8	32.8	32.8	36.3	36.4	36.9	37.0	37.0	13%	0%	13%

BIS core capital ratio (Tier 1)[4]	8.8%	8.7%	8.9%	8.5%	8.5%	8.7%	8.4%	8.8%	8.6%	8.6%	0.1 ppt	(0.2)ppt	0.1 ppt
Branches[4]	1,587	1,605	1,609	1,717	1,717	1,814	1,824	1,868	1,889	1,889	10%	1%	10%
thereof: in Germany	834	835	835	934	934	994	992	991	989	989	6%	(0)%	6%

Employees (full-time equivalent)[4]	64,103	65,435	67,474	68,849	68,849	73,114	75,140	77,920	78,291	78,291	14%	0%	14%
thereof: in Germany	26,247	26,214	26,332	26,401	26,401	27,422	27,483	27,799	27,779	27,779	5%	(0)%	5%

Long-term rating:[4]
Moody’s Investors Service	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa1	Aa1	Aa1	Aa1
Standard & Poor’s	AA–	AA–	AA–	AA–	AA–	AA–	AA–	AA	AA	AA
Fitch Ratings	AA–	AA–	AA–	AA–	AA–	AA–	AA–	AA–	AA–	AA–
1  Including numerator effect of assumed conversions.
2  Definitions of ratios are provided on page 16 of this document.
3  The reconciliation of average active equity is provided on page 4 of this document.
4  At period end.
Source for share price information: Thomson Financial, based on XETRA; high and low based on intraday prices.

Consolidated Statement of Income

(In EUR m.)	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	4Q2007 vs.	4Q2007 vs.	FY2007 vs.
	2006	2006	2006	2006	2006	2007	2007	2007	2007	2007	4Q2006	3Q2007	FY2006

Net interest income	1,638	1,853	1,905	1,612	7,008	2,053	1,971	2,133	2,692	8,849	67%	26%	26%
Provision for credit losses	9	82	76	131	298	98	81	105	329	612	151%	N/M	105%

Net interest revenues after provision for credit losses	1,629	1,771	1,829	1,481	6,710	1,955	1,890	2,028	2,363	8,237	60%	17%	23%

Net fee and commission income	2,815	2,876	2,556	2,948	11,195	2,931	3,143	3,016	3,200	12,289	9%	6%	10%
Net gain (loss) on financial assets/liabilities at fair value through profit or loss	3,077	2,047	1,496	2,273	8,892	3,973	3,140	(835)	897	7,175	(61)%	N/M	(19)%
Net gain (loss) on financial assets available for sale	85	137	187	182	591	234	92	454	12	793	(93)%	(97)%	34%
Net income (loss) from equity method investments	264	29	69	57	419	183	78	15	77	353	35%	N/M	(16)%
Other income	134	(6)	156	104	389	202	358	312	413	1,286	N/M	32%	N/M

Total noninterest revenues	6,375	5,083	4,464	5,564	21,486	7,523	6,811	2,962	4,599	21,896	(17)%	55%	2%

Compensation and benefits	3,622	3,043	2,748	3,084	12,498	4,329	3,874	1,696	3,223	13,122	5%	90%	5%
General and administrative expenses	1,710	1,713	1,725	1,921	7,069	1,913	2,102	1,835	2,104	7,954	10%	15%	13%
Policyholder benefits and claims	29	(1)	20	20	67	27	27	12	127	193	N/M	N/M	188%
Impairment of intangible assets	–	–	–	31	31	54	–	–	74	128	139%	N/M	N/M
Restructuring activities	42	57	18	74	192	(8)	(1)	(2)	(3)	(13)	N/M	50%	N/M

Total noninterest expenses	5,403	4,812	4,511	5,130	19,857	6,315	6,002	3,541	5,525	21,384	8%	56%	8%

Income before income tax expense	2,601	2,042	1,782	1,915	8,339	3,163	2,699	1,449	1,437	8,749	(25)%	(1)%	5%

Income tax expense	952	686	536	87	2,260	1,031	922	(182)	468	2,239	N/M	N/M	(1)%

Net income	1,649	1,356	1,246	1,828	6,079	2,132	1,777	1,631	969	6,510	(47)%	(41)%	7%

Net income attributable to minority interest	13	4	7	(15)	9	11	(1)	9	16	36	N/M	78%	N/M
Net income attributable to Deutsche Bank shareholders	1,636	1,352	1,239	1,843	6,070	2,121	1,778	1,622	953	6,474	(48)%	(41)%	7%

Performance against targets

(In EUR m., unless stated otherwise)	1Q	2Q	3Q	4Q		FY	1Q	2Q	3Q		4Q		FY	4Q2007 vs.	4Q2007 vs.	FY2007 vs.
	2006	2006	2006	2006		2006	2007	2007	2007		2007		2007	4Q2006	3Q2007	FY2006
Pre-tax return on average active equity (target definition)

Income before income tax expense	2,601	2,042	1,782	1,915		8,339	3,163	2,699	1,449		1,437		8,749	(25)%	(1)%	5%

Less pretax minority interest	(13)	(4)	(7)	15		(9)	(11)	1	(10)		(16)		(36)	N/M	57%	N/M
IBIT attributable to Deutsche Bank shareholders	2,587	2,038	1,775	1,930		8,331	3,153	2,700	1,439		1,421		8,713	(26)%	(1)%	5%
Add (deduct):
Significant gains (net of related expenses)	(131)[1] )	—	(217)[2] )	—		(348)	(252)[3] )	(131)[4] )	(491)[5]	)	(81	)6)	(955)	N/M	(83)%	174%
Significant charges	—	—	—	—		—	—	—	—		74	7)	74	N/M	N/M	N/M
IBIT attributable to Deutsche Bank shareholders (target definition)	2,456	2,038	1,558	1,930		7,982	2,901	2,569	948		1,414		7,832	(27)%	49%	(2)%

Average total shareholders’ equity	29,073	28,776	28,925	31,264		29,751	34,286	36,173	36,367		37,212		35,888	19%	2%	21%
Add (deduct):
Average unrealized net gains on assets available for sale/average fair value adjustments on cash flow hedges, net of applicable tax	(2,839)	(2,506)	(2,248)	(2,787)		(2,667)	(3,435)	(4,111)	(4,092)		(3,883)		(3,841)	39%	(5)%	44%
Average dividend accruals	(1,605)	(1,768)	(1,210)	(1,766)		(1,615)	(2,500)	(2,215)	(1,755)		(2,340)		(2,200)	33%	33%	36%
Average active equity	24,629	24,502	25,468	26,711		25,468	28,351	29,846	30,520		30,987		29,846	16%	2%	17%

Pre-tax return on average equity
Pre-tax return on average shareholders equity	35.6%	28.3%	24.5%	24.7%		28.0%	36.8%	29.9%	15.8%		15.3%		24.3%	(9.4)ppt	(0.5)ppt	(3.7)ppt
Pre-tax return on average active equity	42.0%	33.3%	27.9%	28.9%		32.7%	44.5%	36.2%	18.9%		18.3%		29.2%	(10.6)ppt	(0.6)ppt	(3.5)ppt
Pre-tax return on average active equity (target definition)	39.9%	33.3%	24.5%	28.9%		31.3%	40.9%	34.4%	12.4%		18.3%		26.2%	(10.6)ppt	5.9 ppt	(5.1)ppt
Diluted earnings per share (target definition)

Net income attributable to Deutsche Bank shareholders	1,636	1,352	1,239	1,843		6,070	2,121	1,778	1,622		953		6,474	(48)%	(41)%	7%
Add (deduct):														N/M	N/M	N/M
Post-tax effect of certain significant gains/charges (see above)	(131)	—	(160)	—		(291)	(197)	(71)	(406)		(37)		(710)	N/M	(91)%	144%
Significant tax effects	—	—	—	(355	)8)	(355)	—	—	(353	)9)	(55	)9)	(409)	(84)%	(84)%	15%
Net income attributable to Deutsche Bank shareholders (basis for target definition EPS)	1,505	1,352	1,079	1,488		5,424	1,924	1,707	863		861		5,355	(42)%	(0)%	(1)%

Diluted earnings per share

as reported	€3.11	€2.44	€2.43	€3.56		€11.48	€4.28	€3.60	€3.31		€1.93		€13.05	(46)%	(42)%	14%
according to target definition	€2.87	€2.44	€2.11	€2.88		€10.24	€3.88	€3.46	€1.76		€1.74		€10.79	(40)%	(1)%	5%
1 Gains from the sale of the bank’s holding in EUROHYPO of EUR 131 million.
2 Gains from the sale of industrial holdings (Linde AG) of EUR 92 million and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States of EUR 125 million.
3 Gains from the sale of industrial holdings (Fiat S.p.A.) of EUR 128 million and income from equity method investment (Deutsche Interhotel Holding GmbH & Co. KG) of EUR 178 million, net of goodwill impairment charge of EUR 54 million.
4 Gains from the sale of premises (sale and lease back transaction of 60 Wall Street) of EUR 131 million.
5 Gains from the sale of industrial holdings (Linde AG and Allianz SE) of EUR 305 million and from the sale of premises (sale / lease back transaction of 60 Wall Street) of EUR 187 million.
6 Gains from the sale of industrial holdings (Linde AG) of EUR 81 million.
7 Impairment of intangible assets (Asset Management) of EUR 74 million.
8 Corporate tax credits for prior years which were recognized in accordance with changes in the German corporate income tax law for refund of distribution tax credits.
9 Enactment of the German tax reform and utilization of capital losses (3Q2007).

Net revenues — Segment view[1]

(In EUR m.)	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	4Q2007 vs.	4Q2007 vs.	FY2007 vs.
	2006	2006	2006	2006	2006	2007	2007	2007	2007	2007	4Q2006	3Q2007	FY2006
Corporate Banking & Securities:
Origination (equity)	154	196	139	271	760	146	300	204	212	861	(22)%	4%	13%
Origination (debt)	323	373	294	341	1,331	401	339	(324)	298	714	(13)%	N/M	(46)%
Origination	477	568	433	612	2,091	547	638	(120)	510	1,575	(17)%	N/M	(25)%
Sales & Trading (equity)	1,546	744	690	1,060	4,039	1,714	1,403	428	1,068	4,613	1%	149%	14%
Sales & Trading (debt and other products)	2,806	2,457	1,980	1,773	9,016	3,354	2,889	576	1,589	8,407	(10)%	176%	(7)%
Sales & Trading	4,352	3,202	2,669	2,833	13,055	5,068	4,292	1,004	2,656	13,020	(6)%	164%	(0)%
Advisory	201	158	209	232	800	250	256	269	314	1,089	35%	17%	36%
Loan products	218	257	236	235	946	321	214	214	224	974	(4)%	5%	3%
Other products	(64)	(129)	(59)	(66)	(318)	(68)	(93)	(101)	111	(151)	N/M	N/M	(52)%
Total Corporate Banking & Securities	5,184	4,055	3,488	3,847	16,574	6,118	5,308	1,265	3,816	16,507	(1)%	N/M	(0)%
Global Transaction Banking:
Transaction services	536	566	542	584	2,228	612	656	661	657	2,585	12%	(1)%	16%
Other products	—	—	—	—	—	—	—	—	—	—	N/M	N/M	N/M
Total Global Transaction Banking	536	566	542	584	2,228	612	656	661	657	2,585	12%	(1)%	16%
Total Corporate and Investment Bank	5,720	4,621	4,030	4,431	18,802	6,730	5,964	1,926	4,472	19,092	1%	132%	2%

Asset and Wealth Management:
Portfolio/fund management (AM)	570	673	523	704	2,470	525	591	637	597	2,351	(15)%	(6)%	(5)%
Portfolio/fund management (PWM)	83	81	77	91	332	101	101	101	111	414	22%	10%	24%
Portfolio/fund management	653	754	600	795	2,802	626	692	738	708	2,765	(11)%	(4)%	(1)%
Brokerage	230	196	184	200	811	231	245	243	245	964	22%	1%	19%
Loan/deposit	45	48	47	51	191	52	57	53	60	223	18%	13%	16%
Payments, account & remaining financial services	5	4	5	4	18	5	5	6	6	22	40%	7%	22%
Other products	127	62	68	87	345	92	141	86	82	401	(6)%	(5)%	16%
Total Asset and Wealth Management	1,060	1,065	904	1,138	4,166	1,008	1,140	1,126	1,101	4,374	(3)%	(2)%	5%
Private & Business Clients:
Portfolio/fund management	76	72	65	73	287	75	73	74	76	297	3%	2%	4%
Brokerage	316	274	248	261	1,099	318	336	289	266	1,208	2%	(8)%	10%
Loan/deposit	618	634	661	670	2,583	711	728	761	750	2,950	12%	(1)%	14%
Payments, account & remaining financial services	210	215	217	238	881	218	234	238	267	958	12%	12%	9%
Other products	84	63	61	91	299	103	71	79	88	341	(4)%	11%	14%
Total Private & Business Clients	1,305	1,258	1,252	1,334	5,149	1,425	1,442	1,441	1,446	5,755	8%	0%	12%
Total Private Clients and Asset Management	2,365	2,323	2,156	2,472	9,315	2,433	2,582	2,567	2,548	10,129	3%	(1)%	9%

Corporate Investments	166	160	81	167	574	438	259	654	165	1,517	(1)%	(75)%	164%

Consolidation & Adjustments	(238)	(167)	101	107	(197)	(25)	(22)	(52)	105	7	(1)%	N/M	N/M

Net revenues	8,013	6,936	6,369	7,176	28,494	9,576	8,782	5,095	7,291	30,745	2%	43%	8%
1 Includes net interest and net gain (loss) on financial assets/liabilities at fair value through profit or loss, commissions and fees and remaining revenues.

Net interest income and net gain (loss) on financial assets/liabilities at fair value through profit or loss
Breakdown by Group Division / CIB product1

(In EUR m.)	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	4Q2007 vs.	4Q2007 vs.	FY2007 vs.
	2006	2006	2006	2006	2006	2007	2007	2007	2007	2007	4Q2006	3Q2007	FY2006

Net interest income	1,638	1,853	1,905	1,612	7,008	2,053	1,971	2,133	2,692	8,849	67%	26%	26%
Net gain (loss) on financial assets/liabilities at fair value through profit or loss	3,077	2,047	1,496	2,273	8,892	3,973	3,140	(835)	897	7,175	(61)%	N/M	(19)%
Total	4,715	3,900	3,401	3,885	15,900	6,026	5,111	1,298	3,589	16,024	(8)%	177%	1%
Sales & Trading (equity)	1,090	389	441	692	2,613	1,430	1,079	44	564	3,117	(19)%	N/M	19%
Sales & Trading (debt and other products)	2,475	2,116	1,862	1,678	8,130	3,074	2,446	349	1,614	7,483	(4)%	N/M	(8)%
Sales & Trading	3,565	2,505	2,303	2,370	10,743	4,504	3,525	393	2,178	10,600	(8)%	N/M	(1)%
Loan Products	98	144	137	110	490	172	109	91	127	499	15%	40%	2%
Transaction services	262	268	257	287	1,074	307	332	322	337	1,297	17%	5%	21%
Remaining products [2]	113	72	72	178	435	193	77	(488)	99	(118)	(44)%	N/M	N/M
Corporate and Investment Bank	4,038	2,990	2,769	2,946	12,743	5,175	4,044	318	2,741	12,278	(7)%	N/M	(4)%

Private Clients and Asset Management	761	766	766	778	3,071	850	891	879	908	3,529	17%	3%	15%

Corporate Investments	(23)	123	(97)	0	3	25	108	81	(57)	157	N/M	N/M	N/M

Consolidation & Adjustments	(61)	20	(37)	161	83	(24)	69	21	(5)	61	N/M	N/M	(27)%

Total	4,715	3,900	3,401	3,885	15,900	6,026	5,111	1,298	3,589	16,024	(8)%	177%	1%
1 Excludes commissions and fees and remaining revenues. See page 5 for total revenues by product.
2 Covers origination, advisory and other products.

Corporate and Investment Bank

(In EUR m., unless stated otherwise)	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	4Q2007 vs.	4Q2007 vs.	FY2007 vs.
	2006	2006	2006	2006	2006	2007	2007	2007	2007	2007	4Q2006	3Q2007	FY2006

Origination (equity)	154	196	139	271	760	146	300	204	212	861	(22)%	4%	13%
Origination (debt)	323	373	294	341	1,331	401	339	(324)	298	714	(13)%	N/M	(46)%
Origination	477	568	433	612	2,091	547	638	(120)	510	1,575	(17)%	N/M	(25)%
Sales & Trading (equity)	1,546	744	690	1,060	4,039	1,714	1,403	428	1,068	4,613	1%	149%	14%
Sales & Trading (debt and other products)	2,806	2,457	1,980	1,773	9,016	3,354	2,889	576	1,589	8,407	(10)%	176%	(7)%
Sales & Trading	4,352	3,202	2,669	2,833	13,055	5,068	4,292	1,004	2,656	13,020	(6)%	164%	(0)%
Advisory	201	158	209	232	800	250	256	269	314	1,089	35%	17%	36%
Loan products	218	257	236	235	946	321	214	214	224	974	(4)%	5%	3%
Transaction services	536	566	542	584	2,228	612	656	661	657	2,585	12%	(1)%	16%
Other products	(64)	(129)	(59)	(66)	(318)	(68)	(93)	(101)	111	(151)	N/M	N/M	(52)%
Total net revenues	5,720	4,621	4,030	4,431	18,802	6,730	5,964	1,926	4,472	19,092	1%	132%	2%
Provision for credit losses	(72)	(19)	(27)	24	(94)	(20)	(42)	(19)	190	109	N/M	N/M	N/M
Compensation and benefits	2,147	1,573	1,378	1,524	6,622	2,751	2,281	176	1,709	6,918	12%	N/M	4%
therein: Severance payments	13	16	46	25	99	14	53	15	24	107	(2)%	58%	7%
General and administrative expenses	1,453	1,487	1,463	1,664	6,067	1,599	1,724	1,678	1,772	6,773	6%	6%	12%
Policyholder benefits and claims	—	—	—	—	—	—	—	—	116	116	N/M	N/M	N/M
Restructuring activities	22	25	10	42	99	(3)	0	(1)	(0)	(4)	N/M	(71)%	N/M
Impairment of intangible assets	—	—	—	—	—	—	—	—	—	—	N/M	N/M	N/M
Total noninterest expenses	3,622	3,085	2,851	3,230	12,789	4,347	4,006	1,853	3,597	13,802	11%	94%	8%
Minority interest	11	11	9	(7)	23	8	2	8	16	34	N/M	114%	48%
Income before income tax expense	2,159	1,544	1,198	1,183	6,084	2,395	1,998	85	669	5,147	(43)%	N/M	(15)%

Additional information
Employees (full-time equivalent, at period end)	12,889	13,230	13,860	14,364	14,364	16,295	16,610	17,174	16,485	16,485	15%	(4)%	15%
Cost/income ratio	63%	67%	71%	73%	68%	65%	67%	96%	80%	72%	8 ppt	(16)ppt	4 ppt
Assets (at period end, in EUR bn.)	1,441	1,472	1,505	1,468	1,468	1,638	1,827	1,766	1,902	1,902	30%	8%	30%
Risk-weighted positions (BIS risk positions, at period end)	177,120	181,809	189,043	191,891	191,891	198,077	217,058	220,734	236,325	236,325	23%	7%	23%
Average active equity	16,596	16,399	17,120	17,961	17,105	18,822	20,607	21,335	21,588	20,714	20%	1%	21%
Pre-tax return on average active equity	52%	38%	28%	26%	36%	51%	39%	2%	12%	25%	(14)ppt	11 ppt	(11)ppt

Corporate and Investment Bank - Corporate Banking & Securities

(In EUR m., unless stated otherwise)	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	4Q2007 vs.	4Q2007 vs.	FY2007 vs.
	2006	2006	2006	2006	2006	2007	2007	2007	2007	2007	4Q2006	3Q2007	FY2006

Origination (equity)	154	196	139	271	760	146	300	204	212	861	(22)%	4%	13%
Origination (debt)	323	373	294	341	1,331	401	339	(324)	298	714	(13)%	N/M	(46)%
Origination	477	568	433	612	2,091	547	638	(120)	510	1,575	(17)%	N/M	(25)%
Sales & Trading (equity)	1,546	744	690	1,060	4,039	1,714	1,403	428	1,068	4,613	1%	149%	14%
Sales & Trading (debt and other products)	2,806	2,457	1,980	1,773	9,016	3,354	2,889	576	1,589	8,407	(10)%	176%	(7)%
Sales & Trading	4,352	3,202	2,669	2,833	13,055	5,068	4,292	1,004	2,656	13,020	(6)%	164%	(0)%
Advisory	201	158	209	232	800	250	256	269	314	1,089	35%	17%	36%
Loan products	218	257	236	235	946	321	214	214	224	974	(4)%	5%	3%
Other products	(64)	(129)	(59)	(66)	(318)	(68)	(93)	(101)	111	(151)	N/M	N/M	(52)%
Total net revenues	5,184	4,055	3,488	3,847	16,574	6,118	5,308	1,265	3,816	16,507	(1)%	N/M	(0)%
Provision for credit losses	(56)	(13)	(19)	23	(65)	(21)	(42)	(17)	182	102	N/M	N/M	N/M
Total noninterest expenses	3,252	2,713	2,471	2,801	11,236	3,949	3,596	1,454	3,170	12,169	13%	118%	8%
therein: Severance payments	12	16	45	23	97	14	51	14	21	100	(11)%	46%	3%
therein: Policyholder benefits and claims	—	—	—	—	—	—	—	—	116	116	N/M	N/M	N/M
therein: Restructuring activities	14	17	9	36	77	(3)	0	(1)	(0)	(4)	N/M	(78)%	N/M
Minority interest	11	11	9	(7)	23	8	2	8	16	34	N/M	114%	48%
Income before income tax expense	1,977	1,345	1,027	1,030	5,379	2,181	1,752	(179)	447	4,201	(57)%	N/M	(22)%

Additional information
Employees (full-time equivalent, at period end)	9,459	9,719	10,199	10,576	10,576	12,506	12,728	13,177	12,368	12,368	17%	(6)%	17%
Cost/income ratio	63%	67%	71%	73%	68%	65%	68%	115%	83%	74%	10 ppt	(32)ppt	6 ppt
Assets (at period end, in EUR bn.)	1,435	1,463	1,496	1,459	1,459	1,627	1,812	1,752	1,888	1,888	29%	8%	29%
Risk-weighted positions (BIS risk positions, at period end)	164,297	168,436	175,748	177,651	177,651	183,242	200,223	204,021	217,962	217,962	23%	7%	23%
Average active equity	15,515	15,374	16,086	16,892	16,041	17,768	19,509	20,206	20,495	19,619	21%	1%	22%
Pre-tax return on average active equity	51%	35%	26%	24%	34%	49%	36%	(4)%	9%	21%	(16)ppt	12 ppt	(12)ppt

Corporate and Investment Bank - Global Transaction Banking

(In EUR m., unless stated otherwise)	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	4Q2007 vs.	4Q2007 vs.	FY2007 vs.
	2006	2006	2006	2006	2006	2007	2007	2007	2007	2007	4Q2006	3Q2007	FY2006

Transaction services	536	566	542	584	2,228	612	656	661	657	2,585	12%	(1)%	16%
Other products	—	—	—	—	—	—	—	—	—	—	N/M	N/M	N/M
Total net revenues	536	566	542	584	2,228	612	656	661	657	2,585	12%	(1)%	16%
Provision for credit losses	(16)	(6)	(9)	1	(29)	1	(0)	(2)	8	7	N/M	N/M	N/M
Total noninterest expenses	370	372	381	430	1,552	397	409	399	427	1,633	(1)%	7%	5%
therein: Severance payments	0	0	1	1	3	1	2	1	3	7	199%	N/M	164%
therein: Restructuring activities	7	8	1	6	22	(0)	(0)	(0)	(0)	(1)	N/M	N/M	N/M
Minority interest	—	—	—	—	—	—	—	—	—	—	N/M	N/M	N/M
Income before income tax expense	182	199	170	153	705	214	247	263	222	945	45%	(16)%	34%

Additional information
Employees (full-time equivalent, at period end)	3,331	3,409	3,552	3,674	3,674	3,676	3,772	3,883	4,001	4,001	9%	3%	9%
Cost/income ratio	69%	66%	70%	74%	70%	65%	62%	60%	65%	63%	(9)ppt	5 ppt	(6)ppt
Assets (at period end, in EUR bn.)	23	25	24	26	26	26	30	31	32	32	25%	4%	25%
Risk-weighted positions (BIS risk positions, at period end)	12,823	13,373	13,295	14,240	14,240	14,834	16,835	16,713	18,363	18,363	29%	10%	29%
Average active equity	1,081	1,025	1,035	1,069	1,064	1,053	1,098	1,128	1,093	1,095	2%	(3)%	3%
Pre-tax return on average active equity	67%	78%	66%	57%	66%	81%	90%	93%	81%	86%	24 ppt	(12)ppt	20 ppt

Private Clients and Asset Management

(In EUR m., unless stated otherwise)	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	4Q2007 vs.	4Q2007 vs.	FY2007 vs.
	2006	2006	2006	2006	2006	2007	2007	2007	2007	2007	4Q2006	3Q2007	FY2006

Portfolio/fund management	729	826	666	868	3,089	701	765	812	784	3,062	(10)%	(3)%	(1)%
Brokerage	546	470	432	462	1,910	550	580	531	511	2,172	11%	(4)%	14%
Loan/deposit	663	682	708	721	2,774	763	786	814	810	3,173	12%	(1)%	14%
Payments, account & remaining financial services	215	219	222	243	899	223	239	244	273	979	13%	12%	9%
Other products	211	125	129	178	643	196	212	165	170	742	(5)%	2%	15%
Total net revenues	2,365	2,323	2,156	2,472	9,315	2,433	2,582	2,567	2,548	10,129	3%	(1)%	9%
Provision for credit losses	85	94	104	107	391	117	124	124	136	501	27%	9%	28%
Compensation and benefits	745	774	674	767	2,960	765	792	777	764	3,097	(0)%	(2)%	5%
therein: Severance payments	5	4	12	1	22	8	13	13	21	55	N/M	67%	151%
General and administrative expenses	953	936	907	1,090	3,886	1,048	1,049	1,085	1,144	4,326	5%	5%	11%
Policyholder benefits and claims	26	(2)	20	20	63	24	27	11	10	73	(47)%	(10)%	15%
Restructuring activities	20	32	7	32	91	(4)	(1)	(1)	(3)	(9)	N/M	N/M	N/M
Impairment of intangible assets	—	—	—	—	—	—	—	—	74	74	N/M	N/M	N/M
Total noninterest expenses	1,744	1,740	1,608	1,909	7,000	1,832	1,866	1,872	1,989	7,561	4%	6%	8%
Minority interest	1	(6)	(2)	(4)	(11)	3	3	1	1	8	N/M	(26)%	N/M
Income before income tax expense	535	494	446	460	1,935	481	588	569	421	2,059	(8)%	(26)%	6%

Additional information
Employees (full-time equivalent, at period end)	27,156	27,814	28,169	28,362	28,362	29,437	29,877	30,577	30,805	30,805	9%	1%	9%
Cost/income ratio	74%	75%	75%	77%	75%	75%	72%	73%	78%	75%	1 ppt	5 ppt	(1)ppt
Assets (at period end, in EUR bn.)	123	122	126	131	131	139	142	145	156	156	20%	8%	20%
Risk-weighted positions (BIS risk positions, at period end)	72,456	74,210	75,352	76,234	76,234	80,100	83,468	83,769	85,586	85,586	12%	2%	12%
Average active equity	6,941	6,964	7,144	7,353	7,206	8,445	8,581	8,574	8,497	8,539	16%	(1)%	18%
Pre-tax return on average active equity	31%	28%	25%	25%	27%	23%	27%	27%	20%	24%	(5)ppt	(7)ppt	(3)ppt
Invested assets (at period end, in bn)	881	847	882	908	908	936	962	959	952	952	5%	(1)%	5%

Private Clients and Asset Management - Asset and Wealth Management

(In EUR m., unless stated otherwise)	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	4Q2007 vs.	4Q2007 vs.	FY2007 vs.
	2006	2006	2006	2006	2006	2007	2007	2007	2007	2007	4Q2006	3Q2007	FY2006

Portfolio/fund management (AM)	570	673	523	704	2,470	525	591	637	597	2,351	(15)%	(6)%	(5)%
Portfolio/fund management (PWM)	83	81	77	91	332	101	101	101	111	414	22%	10%	24%
Portfolio/fund management	653	754	600	795	2,802	626	692	738	708	2,765	(11)%	(4)%	(1)%
Brokerage	230	196	184	200	811	231	245	243	245	964	22%	1%	19%
Loan/deposit	45	48	47	51	191	52	57	53	60	223	18%	13%	16%
Payments, account & remaining financial services	5	4	5	4	18	5	5	6	6	22	40%	7%	22%
Other products	127	62	68	87	345	92	141	86	82	401	(6)%	(5)%	16%
Total net revenues	1,060	1,065	904	1,138	4,166	1,008	1,140	1,126	1,101	4,374	(3)%	(2)%	5%
Provision for credit losses	(1)	0	(1)	1	(1)	1	(0)	1	(0)	1	N/M	N/M	N/M
Total noninterest expenses	826	829	725	904	3,284	817	845	859	932	3,453	3%	8%	5%
therein: Severance payments	3	1	8	0	12	4	9	7	9	28	N/M	29%	136%
therein: Policyholder benefits and claims	26	(2)	20	20	63	24	27	11	10	73	(47)%	(10)%	15%
therein: Restructuring activities	12	10	3	17	43	(4)	(1)	(0)	(2)	(8)	N/M	N/M	N/M
therein: Impairment of intangible assets	—	—	—	—	—	—	—	—	74	74	N/M	N/M	N/M
Minority interest	1	(6)	(2)	(4)	(11)	2	3	1	1	7	N/M	(27)%	N/M
Income before income tax expense	233	242	182	237	894	188	292	265	169	913	(29)%	(36)%	2%

Additional information
Employees (full-time equivalent, at period end)	7,097	7,302	7,223	7,202	7,202	7,259	7,393	7,508	7,591	7,591	5%	1%	5%
Cost/income ratio	78%	78%	80%	79%	79%	81%	74%	76%	85%	79%	5 ppt	8 ppt	0 ppt
Assets (at period end, in EUR bn.)	37	35	37	36	36	37	37	38	39	39	9%	3%	9%
Risk-weighted positions (BIS risk positions, at period end)	12,132	12,042	12,325	12,335	12,335	13,173	14,655	15,232	15,864	15,864	29%	4%	29%
Average active equity	4,993	4,854	4,837	4,791	4,917	5,074	5,104	5,192	5,071	5,109	6%	(2)%	4%
Pre-tax return on average active equity	19%	20%	15%	20%	18%	15%	23%	20%	13%	18%	(7)ppt	(7)ppt	(0)ppt
Invested assets (at period end, in bn)	713	683	713	732	732	747	765	759	749	749	2%	(1)%	2%
Invested assets AM (at period end, in bn)	544	518	540	543	543	553	564	561	555	555	2%	(1)%	2%
Invested assets PWM (at period end, in bn)	169	165	173	189	189	194	202	198	194	194	3%	(2)%	3%

Private Clients and Asset Management - Private & Business Clients

(In EUR m., unless stated otherwise)	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	4Q2007 vs.	4Q2007 vs.	FY2007 vs.
	2006	2006	2006	2006	2006	2007	2007	2007	2007	2007	4Q2006	3Q2007	FY2006

Portfolio/fund management	76	72	65	73	287	75	73	74	76	297	3%	2%	4%
Brokerage	316	274	248	261	1,099	318	336	289	266	1,208	2%	(8)%	10%
Loan/deposit	618	634	661	670	2,583	711	728	761	750	2,950	12%	(1)%	14%
Payments, account & remaining financial services	210	215	217	238	881	218	234	238	267	958	12%	12%	9%
Other products	84	63	61	91	299	103	71	79	88	341	(4)%	11%	14%
Total net revenues	1,305	1,258	1,252	1,334	5,149	1,425	1,442	1,441	1,446	5,755	8%	0%	12%
Provision for credit losses	85	94	105	106	391	116	124	124	136	501	28%	10%	28%
Total noninterest expenses	918	911	883	1,005	3,717	1,016	1,021	1,013	1,058	4,108	5%	4%	11%
therein: Severance payments	2	3	4	1	10	4	4	6	12	27	N/M	111%	169%
therein: Restructuring activities	8	22	4	15	49	(0)	(0)	(0)	(1)	(1)	N/M	N/M	N/M
Minority interest	0	0	0	0	0	0	0	0	0	0	(41)%	(21)%	25%
Income before income tax expense	301	252	264	223	1,041	293	297	304	252	1,146	13%	(17)%	10%

Additional information
Employees (full-time equivalent, at period end)	20,059	20,512	20,947	21,161	21,161	22,178	22,484	23,070	23,214	23,214	10%	1%	10%
Cost/income ratio	70%	72%	71%	75%	72%	71%	71%	70%	73%	71%	(2)ppt	3 ppt	(1)ppt
Assets (at period end, in EUR bn.)	86	87	89	95	95	102	105	107	118	118	24%	10%	24%
Risk-weighted positions (BIS risk positions, at period end)	60,324	62,168	63,027	63,900	63,900	66,927	68,813	68,536	69,722	69,722	9%	2%	9%
Average active equity	1,948	2,110	2,308	2,562	2,289	3,372	3,476	3,382	3,426	3,430	34%	1%	50%
Pre-tax return on average active equity	62%	48%	46%	35%	45%	35%	34%	36%	29%	33%	(5)ppt	(6)ppt	(12)ppt
Invested assets (at period end, in bn)	169	165	169	176	176	190	197	200	203	203	16%	2%	16%

Corporate Investments | Consolidation & Adjustments

(In EUR m., unless stated otherwise)	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	4Q2007 vs.	4Q2007 vs.	FY2007 vs.
	2006	2006	2006	2006	2006	2007	2007	2007	2007	2007	4Q2006	3Q2007	FY2006
Corporate Investments											N/M	N/M	N/M
Net revenues	166	160	81	167	574	438	259	654	165	1,517	(1)%	(75)%	164%
Provision for credit losses	(4)	6	(0)	(1)	2	1	(0)	(1)	3	3	N/M	N/M	37%
Compensation and benefits	5	4	0	24	33	2	3	3	1	9	(96)%	(59)%	(74)%
General and administrative expenses	38	40	35	35	149	77	29	23	28	158	(21)%	22%	6%
Restructuring activities	0	0	1	(0)	1	0	(0)	(0)	0	(0)	N/M	N/M	N/M
Impairment of intangible assets	—	—	—	31	31	54	—	—	—	54	N/M	N/M	75%
Total noninterest expenses	43	44	36	91	214	134	32	26	29	220	(68)%	14%	3%
Minority interest	0	0	(0)	(3)	(3)	(0)	(6)	1	(0)	(5)	(96)%	N/M	95%
Income (loss) before income tax expense	127	109	45	80	361	305	233	629	133	1,299	67%	(79)%	N/M

Additional information
Employees (full-time equivalent, at period end)	34	32	36	38	38	29	26	32	29	29	(23)%	(9)%	(23)%
Assets (at period end, in EUR bn.)	16	15	15	18	18	18	17	14	13	13	(27)%	(7)%	(27)%
Risk-weighted positions (BIS risk positions, at period end)	5,456	4,923	5,213	5,395	5,395	5,615	5,681	5,399	4,891	4,891	(9)%	(9)%	(9)%
Average active equity	990	1,039	1,104	1,015	1,057	681	422	371	351	473	(65)%	(5)%	(55)%

Consolidation & Adjustments
Net revenues	(238)	(167)	101	107	(197)	(25)	(22)	(52)	105	7	(1)%	N/M	N/M
Provision for credit losses	0	0	(0)	0	(0)	0	(1)	0	(0)	(1)	N/M	N/M	N/M
Total noninterest expenses	(6)	(56)	15	(99)	(147)	3	98	(210)	(91)	(200)	(9)%	(57)%	36%
therein: Severance payments	5	21	5	2	32	10	18	13	22	63	N/M	67%	97%
therein: Policyholder benefits and claims	3	0	0	0	4	3	0	1	1	5	N/M	(15)%	21%
therein: Restructuring activities	—	—	—	—	—	—	—	—	—	—	N/M	N/M	N/M
Minority interest	(12)	(5)	(7)	14	(10)	(11)	0	(9)	(17)	(37)	N/M	81%	N/M
Income (loss) before income tax expense	(220)	(106)	93	192	(41)	(17)	(120)	168	213	244	11%	27%	N/M

Additional information
Employees Infrastructure functions (full-time equivalent, at period end)	24,024	24,358	25,409	26,085	26,085	27,353	28,626	30,136	30,972	30,972	19%	3%	19%
Assets (at period end, in EUR bn.)	8	7	7	8	8	8	8	9	9	9	15%	(4)%	15%
Risk-weighted positions (BIS risk positions, at period end)	1,252	1,622	1,609	1,939	1,939	1,601	1,570	1,445	1,315	1,315	(32)%	(9)%	(32)%
Average active equity	103	100	99	382	100	403	237	149	552	121	44%	N/M	20%

Credit risk

(In EUR m.)	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	4Q2007 vs.	4Q2007 vs.	FY2007 vs.
	2006	2006	2006	2006	2006	2007	2007	2007	2007	2007	4Q2006	3Q2007	FY2006
Allowance for loan losses
Balance, beginning of period	1,832	1,697	1,680	1,678	1,832	1,670	1,657	1,642	1,530	1,670	(9)%	(7)%	(9)%
Provision for loan losses	13	103	105	132	352	100	100	112	338	651	157%	N/M	85%
Charge-offs	(214)	(156)	(161)	(200)	(732)	(163)	(147)	(253)	(190)	(752)	(5)%	(25)%	3%
Recoveries	86	65	66	72	288	68	49	59	50	225	(31)%	(15)%	(22)%
Net charge-offs	(129)	(91)	(95)	(128)	(444)	(95)	(98)	(194)	(140)	(527)	9%	(28)%	19%
Allowance related to acquisitions/divestitures	—	—	—	—	—	—	—	(1)	1	(0)	N/M	N/M	N/M
Foreign currency translation / Other	(19)	(28)	(11)	(12)	(70)	(18)	(16)	(29)	(24)	(88)	105%	(16)%	25%
Balance, end of period	1,697	1,680	1,678	1,670	1,670	1,657	1,642	1,530	1,705	1,705	2%	11%	2%

Allowance for off-balance sheet positions
Balance, beginning of period	316	310	286	259	316	256	259	239	230	256	(11)%	(4)%	(19)%
Provision for off-balance sheet positions	(4)	(20)	(28)	(1)	(53)	(2)	(19)	(8)	(9)	(38)	N/M	16%	(28)%
Allowance related to acquisitions/divestitures	—	—	—	—	—	6	—	2	2	10	N/M	15%	N/M
Foreign currency translation	(2)	(4)	1	(2)	(7)	(1)	(0)	(3)	(3)	(8)	119%	1%	20%
Balance, end of period	310	286	259	256	256	259	239	230	219	219	(14)%	(5)%	(14)%
Provision for credit losses[1]	9	82	76	131	298	98	81	105	329	612	151%	N/M	105%

Problem loans (at period end)
Nonaccrual loans	3,182	3,088	3,103	2,920	2,920	2,838	2,690	2,554	2,831	2,831	(3)%	11%	(3)%
Loans 90 days or more past due and still accruing	173	179	169	185	185	128	147	197	220	220	19%	12%	19%
Troubled debt restructurings	101	100	101	109	109	84	95	88	93	93	(15)%	5%	(15)%
Total problem loans (at period end)	3,456	3,367	3,373	3,214	3,214	3,051	2,931	2,840	3,144	3,144	(2)%	11%	(2)%
thereof: IFRS impaired loans (at period end)	2,853	2,779	2,732	2,717	2,717	2,648	2,503	2,377	2,645	2,645	(3)%	11%	(3)%

Loans
Total loans (at period end)	173,202	179,049	189,837	180,193	180,193	185,757	193,090	195,065	202,713	202,713	12%	4%	12%
Deduct											N/M	N/M	N/M
Allowance for loan losses	1,697	1,680	1,678	1,670	1,670	1,657	1,642	1,530	1,705	1,705	2%	11%	2%
Total loans net (at period end)	171,505	177,369	188,158	178,524	178,524	184,101	191,448	193,535	201,008	201,008	13%	4%	13%

1	Includes provision for loan losses and provision for off-balance sheet positions.

Regulatory capital and market risk

(In EUR m.)	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Dec 31, 2007 vs.
	2006	2006	2006	2006	2007	2007	2007	2007	Dec 31, 2006

Capital according to BIS[1]
Tier 1 [1]	22,593	22,802	24,178	23,539	24,954	25,992	27,310	28,320	20%
Tier 2 [1]	11,748	10,951	11,106	10,770	9,824	10,366	10,075	9,729	(10)%
Tier 3 [1]	—	—	—	—	—	—	—	—	N/M
Total regulatory capital [1]	34,341	33,753	35,284	34,309	34,778	36,358	37,385	38,049	11%

BIS risk position and capital adequacy ratios[1]
BIS risk position [1]	256,283	262,564	271,217	275,459	285,393	307,777	311,347	328,117	19%
BIS core capital ratio (Tier 1) [1]	8.8%	8.7%	8.9%	8.5%	8.7%	8.4%	8.8%	8.6%	0.1 ppt
BIS capital ratio (Tier 1 + 2 + 3) [1]	13.4%	12.9%	13.0%	12.5%	12.2%	11.8%	12.0%	11.6%	(0.9)ppt

Value-at-risk[2]
Average [3]	68.2	67.9	68.4	69.5	77.5	80.4	83.8	85.6	23%
Maximum [3]	74.6	77.7	77.7	82.0	86.2	95.1	118.8	118.8	45%
Minimum [3]	58.3	58.3	58.3	58.3	66.5	66.5	66.5	66.5	14%
Period-end	70.5	63.9	67.0	76.9	76.2	88.1	74.7	100.6	31%
1 March, June and September 2006 based on US GAAP.
2 All figures for 1-day holding period, 99% confidence level (CIB trading units only).
3 Amounts refer to the time period between January 1st and the end of the respective quarter.

Definition of targets and certain financial measures

Target definition
Target definition excludes significant gains (such as gains from the sale of industrial holdings, businesses or premises) or charges (such as charges from restructuring, goodwill impairment or litigation) if they are not indicative of the future performance of our core businesses. All our targets will be tracked on this basis.
Income before income taxes attributable to Deutsche Bank shareholders (target definition): Income before income taxes less minority interest adjusted for significant gains (net of related expenses) and significant charges.
Net income attributable to Deutsche Bank shareholders (basis for target definition EPS): Net income attributable to Deutsche Bank shareholders adjusted for the post-tax effect of significant gains and charges and significant tax effects.

Return on equity (RoE)
Average Active Equity: We calculate active equity to make it easier to compare us to our competitors and we refer to active equity for several ratios. However, active equity is not a measure provided for in IFRS and you should not compare our ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which we adjust the average shareholders’ equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting.
Pre-tax return on average shareholders’ equity: Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT less minority interest, as a percentage of average shareholders’ equity.
Pre-tax return on average active equity: Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT less minority interest, as a percentage of average active equity.
Pre-tax return on average active equity (target definition): Income before income tax expense attributable to Deutsche Bank shareholders according to target definition (annualized), which is defined as pre-tax income less minority interest, significant gains and charges, as a percentage of average active equity.

Earnings per share (EPS)
Diluted earnings per share: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income less minority interest, after assumed conversions, divided by weighted average of diluted shares outstanding.
Diluted earnings per share (target definition): Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS), which is defined as net income less minority interest, post-tax effect of significant gains/charges and significant tax effects, after assumed conversions, divided by weighted average of diluted shares outstanding.

Cost ratios
Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which is defined as net interest revenues before provision for credit losses plus noninterest revenues.
Compensation ratio: Compensation and benefits as a percentage of total net revenues, which is defined as net interest revenues before provision for credit losses plus noninterest revenues.
Non-compensation ratio: Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues.

Other key ratios
Book value per shares issued: Net asset value per shares issued is defined as shareholders’ equity divided by the number of shares issued (both at period end).
Book value per basic shares outstanding: Net asset value per basic shares outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).